FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES APPOINTMENT OF NEW DIRECTORS, OFFICERS AND AUDITORS AND FORMATION OF NEW BOARD COMMITTEE

Toronto, Ontario, August 23, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that, in anticipation of listing on the TSX Venture Exchange (“TSX-V”), the Company has made various changes to its officers and the Company’s board of directors (the “Board”) and has selected MSCM LLP (“MSCM”) as its independent auditor for the remaining 2010 fiscal year.

Daniel Bloch, previously the Company’s Secretary, has been appointed to the Board and Gadi Levin, newly appointed CFO of Israeli operations, has been appointed Secretary. This brings the Company’s Board to six members, including the recently appointed Glen Perry. Colin Kinley, previously Senior Vice President Operations, has been appointed President and Chief Operating Officer of the Company and Glen Perry, has been appointed Vice President.

The Company has strengthened its audit committee with the addition of Daniel Bloch and Ilan Diamond, who joins current member, Dennis Bennie and in addition has formed a Compensation Committee, which will be comprised of Dennis Bennie, Daniel Bloch and Colin Kinley.

The Company feels these changes will strengthen its operations as well as internal controls and decision-making process, as it prepares to list on the TSX Venture Exchange, and has set out details task lists and internal structure programs to implement these new procedures. Ilan Diamond, CEO, stated: “As the Company evolves from its early asset accumulation stage to managing and developing its oil and gas blocks both in, and offshore Israel, the emphasis will be placed on reinforcing its business infrastructure and technical foundation to enable the Company to execute on all of its technical and financial commitments. This aspect of the business will be co-managed by Colin Kinley in his new role with Adira Energy as President and Chief Operating Officer. We are confident that Colin, with a career in managing exploration companies supported by Glen Perry, who brings many years of specialised oil and gas experience to the team, a substantial part of which has been in Israel, will position Adira Energy as one of the leading oil and gas companies operating in the region. ”

As the Company evolves, it has become necessary to appoint an audit firm with international business experience, local presence in Israel, combined with expertise in servicing TSX and TSX-V issuers, hence the appointment of MSCM.

“The Company’s audit committee believes that the selection of MSCM is in the best interests of the Company and its shareholders at the present time and we look forward to working with them,” commented Alan Rootenberg, Adira Energy’s Chief Financial Officer. “Smythe Ratcliffe LLP (“Smythe”), our audit firm since inception, has made a significant contribution to the Company over the years and we thank them for their services. We look forward to working with them through the transition.” The Company noted that the change in auditors was not the result of any disagreement with Smythe. A copy of the Company’s notice of change of auditor is available at www.sedar.com.

About MSCM

MSCM LLP has been providing audit, accounting, tax planning and management solutions to businesses in a broad range of industries spanning from small privately held businesses to large public companies for over 35 years. They service approximately 100 publicly listed companies and are in the process of assisting others from around the world become listed in Canada and/or the United States. Many of these companies are in the resource sector. As a member of Moore Stephens International Limited, one of the top 12 accounting firms worldwide (and the 6th largest in Canada), MSCM has access to a large number of industry specialists and an ability to service clients at an international level including Israel where MSCM has an affiliate office in Tel Aviv.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. In addition the company has an agreement to farm in to 70% the Notera license adjacent to the company’s Eitan license.

For more information contact:

Canada
Alan Friedman
Executive Vice President, Corporate Development
Adira Energy Ltd.
contact@adiraenergy.com
+1 416 250 1955

Israel
Ilan Diamond
Chief Executive Officer
Adira Energy Ltd.
ilan@adiraenergy.com
+ 972 50 991 8555

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.